                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*

                               MGI PHARMA, INC.
                  ------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  552880 10 6
                    ---------------------------------------
                                (CUSIP Number)

        DAINIPPON PHARMACEUTICAL CO., LTD., C/O LORI-JEAN GILLE, ESQ.,
         MGI PHARMA, INC., 9900 BREN ROAD EAST, MINNETONKA, MN  55343
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                APRIL 28, 1995
      ------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                               Page 1 of 5 Pages
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                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP No. 552880 10 6                                     Page 2 of 5 Pages
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dainippon Pharmaceutical Co., Ltd.   (N/A)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          750,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          750,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      750,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH PAGES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.
- ----------------------------

This statement on Schedule 13D relates to the Common Stock, par value $.01 (the "Common Stock") of MGI PHARMA, INC., a Minnesota corporation, (the "Issuer"), having its principal executive offices at 9900 Bren Road East, Minnetonka, MN 55343.

ITEM 2.  IDENTITY AND BACKGROUND.
- --------------------------------

(a)  Name: Dainippon Pharmaceutical Co., Ltd.
(b)  Principal Business Address: 6-8, Dashomachi 2-chome, Chuo-ku, Osaka 541
     Japan
(c)  Place of Organization: Japan
(d)  Principal business: development, sales and manufacturing of pharmaceuticals
(d)  Convictions in the last 5 years: None.
(e)  Securities law violations in the last 5 years: None.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ----------------------------------------------------------

On April 28, 1995, Dainippon Pharmaceutical Co., Ltd. ("Dainippon") purchased 750,000 shares of Common Stock of the Issuer for $2,906,250. Dainippon expended $2,906,250 of its own funds, obtained from working capital, to purchase the 750,000 shares reported on this Schedule 13D and no sums were borrowed from any source to purchase such shares.

ITEM 4.  PURPOSE OF TRANSACTION.
- -------------------------------

The purpose of Dainippon's acquisition of the shares of the Issuer is for investment considerations. Dainippon has no present intention of exerting control over the business or assets of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
- ---------------------------------------------

(a) The aggregate number of shares of the Common Stock of the Issuer beneficially owned by Dainippon is 750,000 shares of Common Stock, $.01 par value, which is 5.9% of the total outstanding shares of the Common Stock of the Issuer.
(b) Number of shares with sole voting and disposition power: 750,000 shares of Common Stock, $.01 par value.
(c)  Transactions effected in last 60 days: None
(d)  N/A
(e)  N/A



                               Page 3 of 5 Pages

ITEMS 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
- ---------------------------

Pursuant to an Option Agreement, Dainippon acquired an option for the commercialization rights to MGI PHARMA's acylfulvene technology in the territory of Japan. For that option (exercisable for six months by entering into a license agreement), Dainippon paid MGI PHARMA $250,000 in cash and purchased 750,000 shares of Common Stock, $.01 par value, at a price of $3.875 per share. If the option is not exercised, there is no further effect and the option for the commercialization rights will expire.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
- -----------------------------------------

None.


                               Page 4 of 5 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  May 3, 1995
                                   Dainippon Pharmaceutical Co., Ltd.


                                      /s/ Toshio Yamamoto
                                    -------------------------------------
                                    Toshio Yamamoto
                                    General Manager
                                    International Division



                               Page 5 of 5 Pages